Exhibit 21
INFORMATION REGARDING SUBSIDIARIES OF THE REGISTRANT

Name Under Which Subsidiary Does Business	Jurisdiction of Organization
MediaCo Holding Inc.	IN
MediaCo WQHT License LLC	IN
MediaCo WBLS License LLC	IN